

December 1, 2015

Via E-mail
Eric J. Christ, Esq.
General Counsel and Corporate Secretary
VAALCO Energy, Inc.
9800 Richmond Avenue, Suite 700
Houston, Texas 77042

   Re: VAALCO Energy, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed November 23, 2015
     File No. 001-32167

Dear Mr. Christ:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Letter

1. We note statements that the election of the Group 42-BLR Group nominees would not provide the registrant's stockholders with any "takeover premium" or "control premium." Please revise these statements to note that takeover or control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. We do not believe it would be appropriate to instead refer to any impact on the potential to receive a takeover or control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

Notice of Special Meeting of Stockholders

2.   With respect to the parenthetical in the election proposal, please revise here and elsewhere to reflect the correct standard for discretionary voting in this instance, namely, unable to serve or for good cause will not serve.

Quorum and Required Vote, page 13

3.   We note the statement that broker non-votes result when shares are held by a broker who has not received voting instructions from the beneficial owner and there is at least one item for which the broker has discretionary voting authority. Please advise why a broker non-vote will not result when the proxy contains only items for which a broker does not have discretionary voting authority, and the broker receives instructions for less than all of the items.

4.   Please explain the difference in the effect of broker non-votes with respect to Proposal Nos. 3 and 6, on the one hand, and Proposal No. 2, on the other hand.

Proposal No. 3, page 20

5.   We note the statement that, if the Cause Amendment Proposal is not approved, the Removal Proposal will not constitute a proper matter for stockholder action under the charter. Please supplement this disclosure to acknowledge that the Delaware General Corporation Law permits directors to be removed with or without cause, and does not explicitly permit variation from this standard, except in circumstances which are not present in this instance. Alternatively, advise as to any case law or other authority suggesting that such disclosure is unnecessary.

Proposal No. 6, page 23

6.   We note the statement that Proposal No. 6 is subject to the adoption of Proposal Nos. 2 and 4. Please clarify the disclosure to explain why the Election Proposal is subject to adoption of the Bylaw Restoration Proposal and the Vacancy Proposal.

Form of Proxy Card

7.   Please mark the form of proxy card "Preliminary Copy."

8.   In the instructions to Proposal 3, please clarify how a security holder can indicate a wish to remove future directors, whose names might not be known at the time a consent is executed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Kai H. Liekefett, Esq.
        Vinson & Elkins LLP